

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2016

Mail Stop 4561

Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
6750 Dumbarton Circle
Fremont, California 94555

> **Re: Electronics for Imaging, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **File No. 000-18805**
> **Filed February 19, 2016**

Dear Mr. Gecht:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Business, page 1

1.   Please advise us why you do not provide backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K. Otherwise, please confirm that in future filings you will disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog.

Part III: Incorporated by Reference to Definitive Proxy Statement Filed on Schedule 14A on April 4, 2016

Compensation Disclosure and Analysis, page 24

2.   We note on your website, you provide profiles of 18 members of your "EFI Leadership Team." However, you only disclose that two of these individuals are executive officers in your proxy statement and named executive officers for your executive compensation disclosures. Item 402(a)(3) of Regulation S-K requires that you disclose executive compensation for your principal executive officer, principal financial officer and "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal

year." We direct your attention to Rule 3b-7 of the Securities Exchange Act of 1934, which defines "executive officer" to include "any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant." It is unclear to the Staff as to why, for example, a your Chief Technology Officer, Chief Information Officer, Corporate Secretary, Senior Vice President of Worldwide Sales and Marketing, or Senior Vice President and General Manager of Fiery would not be in charge of a principal business unit, division or function. Please advise why you provide disclosure under Item 402 of Regulation S-K for only two of your current executive officers and a former CFO. Otherwise, please confirm that in future filings you will provide disclosure under Items 401(e) and 402 of Regulation S-K for your CEO, CFO, and three of your next highest paid executive officers.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any questions.

Sincerely,

/s/Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal
Office of Information
Technologies and Services